Exhibit 6.9

MYRXWALLET NORTH AMERICA CORPORATION

(a Wyoming corporation)

MUTUAL RESCISSION OF

DIRECTOR OF MERGERS AND ACQUISITION AND

BOARD MEMBER EMPLOYMENT AGREEMENT

This Mutual Rescission of Director of Mergers and Acquisition and Board Member Employment Agreement (this “Rescission”) is made and entered into as of the date last set forth below (the “Rescission Date”), by and between MyRxWallet North America Corporation, a Wyoming corporation (the “Company”), and Scherri A. Harps (“Ms. Harps”), each a “Party” and together the “Parties.”

RECITALS

A.  On or about March 1, 2026, a document titled “Director of Mergers and Acquisition and Board Member Employment Agreement” bearing an effective date of March 1, 2026 (the “M&A Agreement”) was prepared and circulated for signature, and was thereafter executed by Olivia Trinh as Chairman and Chief Executive Officer of the Company, by Binh Do as President, Chief Financial Officer, and Director of the Company, and by Ms. Harps.

B.  The M&A Agreement was generated from a generic executive employment template and was circulated for signature in error. The substantive arrangement intended by the Company and Ms. Harps was, and at all times has been, that Ms. Harps would serve solely as a non-employee Independent Director of the Company, and not as an officer, employee, or executive in any capacity, and would receive compensation solely on the terms of the Independent Director Appointment Agreement between the Parties dated March 1, 2026 (the “Director Agreement”).

C.  The M&A Agreement was never operated by either Party. No cash compensation was ever paid or accrued under Section 3.1 of the M&A Agreement; no equity grant was ever issued under Sections 3.2 or 3.3 of the M&A Agreement (the 35,000 shares of restricted common stock issued to Ms. Harps and recorded with the Company’s transfer agent of record on March 10, 2026 were issued solely as the Initial Awards under the Director Agreement); no Milestone Incentive Plan sub-plan was ever established under Section 3.4 of the M&A Agreement; no payroll relationship was established; no IRS Form W-2 was issued; and Ms. Harps did not at any time perform services for the Company in the capacity of “Director of Mergers and Acquisition” or as an officer or employee of the Company.

D.  The Parties intend by this Rescission to confirm in writing that the M&A Agreement was executed in error, was never intended to take effect, has never had operative force, and is rescinded ab initio as if it had never been executed.

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated herein by reference, and of the mutual promises set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.  Rescission. The M&A Agreement is hereby rescinded ab initio, is null and void, and shall be deemed never to have had any force or effect from its purported effective date of March 1, 2026, or otherwise. Neither Party has, or shall have, any rights, duties, obligations, or liabilities under the M&A Agreement, whether arising before, on, or after the Rescission Date.

2.  No Performance; No Compensation. Each Party acknowledges and confirms that no compensation (cash, equity, or otherwise), benefits, expense reimbursements, severance, accelerated vesting, or other consideration has been paid, accrued, vested, owed, or earned under the M&A Agreement, and that no services have been rendered or performed by Ms. Harps under the M&A Agreement. The 35,000 shares of restricted common stock of the Company issued to Ms. Harps and recorded with Colonial Stock Transfer Co., Inc. effective March 10, 2026 were issued solely as the Initial Awards under the Director Agreement and not under the M&A Agreement, and the issuance and vesting of such shares are governed exclusively by the Director Agreement.

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3.  Director Agreement Controls. The Parties confirm that Ms. Harps’s relationship with the Company at all times from and after March 1, 2026 has been, and shall continue to be, governed solely and exclusively by the Director Agreement, which sets forth the complete terms of Ms. Harps’s service as a non-employee Independent Director of the Company, including her Initial Awards (25,000 shares as the Compensation Award and 10,000 shares as the Bonus Award, totaling 35,000 shares) and her deferred compensation arrangement (US$14,583.33 per month, capped at US$350,000 in the aggregate, payable upon the Funding Trigger Date as defined therein).

4.   Mutual Release. Each Party, on behalf of itself or herself and its or her successors, assigns, heirs, and representatives, hereby releases, waives, and forever discharges the other Party (and the other Party’s officers, directors, employees, agents, successors, and assigns) from any and all claims, demands, causes of action, damages, losses, costs, and liabilities of any kind or nature, whether known or unknown, that arise out of or relate to the M&A Agreement, in each case from the beginning of time through and including the Rescission Date.

5.  Independence Preservation. The Parties confirm that this Rescission has the effect of confirming that Ms. Harps has at no time been an employee, officer, or executive of the Company, and that Ms. Harps’s status as a non-employee Independent Director within the meaning of the listing standards of the Nasdaq Stock Market LLC and applicable rules of the U.S. Securities and Exchange Commission has been continuously preserved from March 1, 2026.

6.  Regulatory Disclosure. Ms. Harps acknowledges that the Company will disclose this Rescission in its offering statement on Form 1-A, in any amendment thereto, and in such other filings made by the Company under applicable U.S. federal and state securities laws as may be required, and consents to such disclosure.

7.  Governing Law; Counterparts; Entire Agreement. This Rescission shall be governed by the laws of the State of Wyoming without regard to its conflicts-of-law principles. This Rescission may be executed in counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument. Signatures delivered electronically (including by PDF or DocuSign) shall be treated as original signatures. This Rescission, together with the Director Agreement, constitutes the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, written or oral, with respect thereto, including (without limitation) the M&A Agreement.

IN WITNESS WHEREOF, the Parties have executed this Mutual Rescission as of the date(s) set forth below.

MyRxWallet North America Corporation

By: /s/ Olivia Trinh

Name: Olivia Trinh

Title: Chairman, Chief Executive Officer, and Interim Chief Financial Officer

Date: 05/08/2026

Scherri A. Harps

Signature: /s/ Scherri A. Harps

Date: 05/12/202

Note: The M&A Agreement also bears the signature of Binh Do as President, Chief Financial Officer, and Director of the Company. Mr. Do voluntarily resigned from all positions with the Company effective March 10, 2026. As Mr. Do is no longer associated with the Company and the M&A Agreement is being rescinded ab initio, his execution is of no continuing effect, and his counter-signature on this Rescission is not required to give it full force.

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